Exhibit 99.1

                                 TRUST AGREEMENT

This Trust Agreement is made and signed by the parties in Tel Aviv, Israel as of the ___ of _______, 2003 by and among _______________ (the "Beneficiary") and
Abramovich Trust Co. Ltd. from 65 Yigal Alon St., Tel-Aviv 67443, as the trustee (the "Trustee").

1. The Beneficiary has agreed to deposit with the Trustee all his rights for _________ shares of TISSERA INC. incorporated under the laws of the state of Washington.

2. The Trustee shall hold the said shares of the said company (the "Shares") in trust for the Beneficiary.

3. Upon receipt of written instructions signed by the Beneficiary, the Trustee shall invest, reinvest, transfer for consideration or without consideration, shall execute any other specific instructions of the beneficiary related to the Shares and/or its attached rights, including exercise of voting right related to the Shares in the manner decided by the Beneficiary. The Trustee shall not make and/or commit to make any disposition of the Shares unless specifically requested by the Beneficiary.

4. The Beneficiary shall directly bear all costs and expenses (including filing costs and legal fees, if any) related to actions taken by the Trustee with regard to the Trust Agreement, the Beneficiary's instructions or due to performance of the Trustee's duties under this agreement.

5. Any loss of any kind what so ever incurred from an action following the Trustee's instructions shall be borne by the Beneficiary. Moreover, the Trustee shall be held harmless and indemnified by the Beneficiary against any losses, liability, expenses (including attorney's fees and expenses), claims, damages or demands arising out of or in connection with the performance of its obligations in accordance with the provisions of this agreement and/or the instructions of the Beneficiary, including any tax liabilities and claims, except for the gross negligence or willful misconduct of the Trustee as determined by the court of the competent jurisdiction. The foregoing indemnities of this paragraph shall survive the termination of this agreement.

6. This agreement shall not be revoked, rescinded or modified except by consent in writing signed by the Trustee and Beneficiary.

7. During the period in which the Trustee holds the Shares, payments of any dividends on such Shares received by the Trustee, shall be paid to the Beneficiary upon request. 8. Any notice, consent or request to be given in connection with any of the terms of this agreement shall be in writing and shall be sent by registered main postage prepaid and shall be deemed as received upon confirmation of the main postage for deliverance to the following addresses:

           THE BENEFICIARY:

       Add:
            ---------------------------

           THE TRUSTEE:

       Add:
            ---------------------------


      INTENDING TO BE BOUND, the parties have duly executed this Trust Agreement as of the date first written above.


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           BENEFICIARY                                        TRUSTEE